Exhibit 21

Subsidiaries of the Registrant

Significant Subsidiary	Jurisdiction of Incorporation/Formation

IHS Global Inc.	Delaware
IHS Global Limited	United Kingdom
IHS Group Holdings Limited	United Kingdom
IHS International Holdings Limited	United Kingdom